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                                                                     EXHIBIT 5.1

                          [HOLLAND & HART LLP LETTERHEAD]

                                  July 30, 1998


Board of Directors
Birner Dental Management Services, Inc.
3801 East Florida Avenue, Ste. 508
Denver, Colorado   80210

To the Board of Directors:

         As counsel for Birner Dental Management Services, Inc. (the "Company"), a Colorado corporation, we have examined and are familiar with its Amended and Restated Articles of Incorporation, its Amended and Restated Bylaws and its various corporate records and procedures relating to the Company's incorporation. We are also familiar with the procedures taken by the Board of Directors of the Company to authorize and approve (i) the Birner Dental Management Services, Inc. 1995 Employee Stock Option Plan, and (ii) the Birner Dental Management Services, Inc. 1995 Stock Option Plan for Managed Dental Centers (the "Plans"). Pursuant to the terms and conditions set forth in the Plans, the Company may issue and sell up to 1,558,900 shares of its Common Stock (no par value), subject to adjustment, to eligible participants in the Plans. We also have examined such other matters and have made such other inquiries as we deem relevant to our opinion expressed below.

         We are of the opinion that the total 1,558,900 shares of Common Stock of the Company described above when issued in accordance with the Plans, will be legally issued and validly outstanding shares of the Common Stock of the Company, fully paid and non-assessable.

         We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an Exhibit to the Company's Registration Statement on Form S-8 in connection with the Plans, and any amendments thereto.

                                                     Very truly yours,

                                                     /s/ Holland & Hart LLP

                                                     Holland & Hart LLP